EXHIBIT 99.8

First Supplemental to the Pledge of Participations in Limited Partnerships

dated November 13/ 17, 2008

Entered into between

Dr. Winfried Kill

Parkstr. 32 A, 51427 Bergisch Gladbach  - hereinafter referred to as ‘Security Grantor’ and

Norddeutsche Landesbank – Girozentrale –

Friedrichswall 10, 30159 Hannover  - hereinafter referred to as ‘NORD/LB’ -

With this agreement, the following provisions of the pledge of participations in Limited Partnerships dated November 13/ 17, 2008 shall be amended as laid out hereinafter:

3.

Security Grantor holds a fully paid in limited partnership interest of EUR 5,300,000.00 in MS ‘VEGA SONJA’ Schiffahrtsgesellschaft mbH & Co KG, registered with the commercial register of the local court of Hamburg under registration number HRA 105929 (referred to hereinafter as ‘Company 3’), with a nominal capital of EUR 6,300,000.00.

5.

Security Grantor herewith pledges its participations in Companies 1, 2, 3 and 4 as referred to under the preceding sections 1, 2, 3 and 4 (referred to hereinafter as the ‘Interests’) to NORD/LB as security for all existing and future, including conditional or time limited, claims against the beneficiary resulting from the second and third supplemental agreement entered into between the Security Grantor and NORD/LB to the purchase agreement dated July 29, 2008 regarding the purchase of shares in Remote MDX, Inc., incorporated in Utah, USA, (ISIN US7596Q1013).

With respect to the company referred to under section 1, the pledge—including the stipulations made hereinafter – relate also to assignable claims and rights under the atypical silent partnership interest as well as to future participation as limited partner after registration with the commercial register.

The pledge comprises all present and future assignable property rights of Security Grantor against the companies and the other shareholders resulting from the partnership. In particular, these rights include the right to receive earnings attached to the Interests as well as any dividend distributions and other payments, the right to receive liquidation proceeds in case of dissolution of the company and claims resulting from the retirement of the Security Grantor from any of the aforementioned companies. In this respect, the parties agree that a utilization pledge has been granted pursuant to Section 1273 paragraph 2, Section 1213 of the German Civil Code and NORD/LB does not assume any responsibilities under Section 1214 of the German Civil Code.

9.	The Security Grantor herewith instructs NORD/LB to notify Companies 1, 2, 3 and 4 of this pledge.

Section 14 of the respective articles of association of Companies 1, 2 and 3 as well as Section 15 of the articles of association of Company 4 require that the general partner approves the pledge. The consent declarations dated November 4, 2008 are presented as exhibits to this agreement.

This supplemental agreement forms part of the pledge of participations in limited partnerships dated November 13/ 17, 2008.

All other conditions and agreements of the pledge of participations in limited partnerships dated November 13/17, 2008, remain in effect without any amendments.

Bergisch Gladbach, 12/16/2008	/s/ Rosemarie Kill
Dr. Winfried Kill

Hannover, 12/16/2008	Norddeutsche Landesbank Girozentrale
/s/ Antje Wintjes
Mrs. Antje Wintjes
/s/ Bernd Sablowsky
Mr. Bernd Sablowsky